Siteworks Building & Development Co.
                               2534 N. Miami Ave.
                                 Miami, FL 33127


                                December 21, 2005


U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549


         Re: SiteWorks Building & Development Co. (the "Company") Registration Statement on Form SB-2, File Number 333-124219

Ladies and Gentlemen:

         In accordance with Rules 477 and 478(c) under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby makes an application to withdraw the above-referenced Registration Statement (the "Registration Statement").

         The Registration Statement is being withdrawn due to the Company's intent to engage in a private offering for the same securities. The Company may undertake the subsequent private offering in reliance on Rule 155(c) under the Securities Act. No securities were sold in connection with the offering to which the Registration Statement related.

         If you have any questions on this matter, please call C. Michael Nurse at (305) 573-9339.

                                            Very truly yours,

                                            SITEWORKS BUILDING & DEVELOPMENT CO.


                                            By:   /s/ C. Michael Nurse
                                               ---------------------------------
                                                  C. Michael Nurse
                                                  President